82-4803

PROCESSED APR 10 2003 THOMSON FINANCIAL

SUPPL

03 MAR 14 AM 7:21

03007802

ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

ARCON increases resource at Galmoy Mine

New Zone contains 400,000 tonnes of zinc, 160,000 tonnes of lead & 4.7 million ounces of silver

DUBLIN & LONDON: 6th March 2003 - ARCON International Resources Plc is pleased to announce the first resource estimate and fourth set of results from the continuing exploration drilling programme at its Galmoy zinc mine in Ireland. The company has been evaluating a high grade zone (the R Zone) which lies approximately 125 metres to the southeast of the CW South orebody. The latest set of holes has been drilled to the north of the deposit, which is still open to the north-west.

The Indicated Resource has been estimated (holes up to and including hole #138), at a 4.5% Zn cut off, to be:

2.0 million tonnes @ 20.6% zinc (Zn), 8.1% lead (Pb) & 75g/t silver (Ag)

* The average resource thickness of 9.0 metres compares with the average width of 5.6 metres of the adjacent CW orebody.
* The average resource zinc grade of 20.6% is approximately **double** the average grade on the CW ore body of 12.8% Zn.
* The average resource grades of 8.1% Pb and 75g/t Ag are significantly higher than has previously been identified on the Galmoy mine site.

ARCON's Chief Executive, Kevin Ross, said: "This resource doubles the mine's contained metal content and will extend the mine's life into the next decade. In order to maximise shareholder value and generate positive cash flow in a low zinc price environment, these resources will be accessed as soon as possible."

"The mining of a 550m drive from the existing CW infrastructure will commence immediately and is scheduled to reach the R Zone by the third quarter 2003. The mill head grade will then be maximised by blending a small portion of ore from the R Zone with that from the remaining reserves."

"The early access to the R Zone will reduce our cash production costs and put us in a very strong position with the next expected upturn in the zinc price cycle" he said. "Further work will be carried out during the coming months to establish the optimum life of mine plan."

"The R Zone remains open to the north-west and drilling will continue in this area, followed by infill drilling within the R Zone. Drilling of other anomalies identified to the east of this area will commence during the second quarter 2003," Kevin Ross added.

The gross value of the contained metal in the R Zone resource at current prices is in the order of $400 million. The set of drill intersections and assays used in the resource estimation is shown on the following page.

For further information

Pauline McAlester
Murray Consultants
+353 (1) 498 0300

Keith Irons
Bankside Consultants Ltd
+44 (207) 444 4155

Kevin Ross
ARCON
+353 (56) 37100

dlw 4/4

Editors note

Andy Bowden P.Geo., B.Sc., M.Sc., Chief Exploration Geologist for ARCON Exploration Plc and with 30 years experience is the 'Competent Person' managing this project. Assays have been carried out in the company's laboratory with a proportion of samples being sent for check assay at the independent OMAC laboratory, Loughrea, Co Galway.

The drill intersections and assays used in the February 2003 resource estimation are tabulated below:

Hole No	From (m)	To (m)	Mineral Intercept (m)	Zn %	Pb %	Ag g/t	Density t/m3	Comment
99	126.1	136.8	10.7	19.5	3.7	28	3.55	Discovery Hole
100	129.2	133.2	4.0	3.9	0.2	1	2.72	50m N of #99
101	122.2	143.0	20.8	23.4	7.5	72	4.01	50m S of #99
102	131.6	143.6	12.0	25.1	5.3	11	3.88	25m W of #99
103	132.4	142.8	10.4	27.4	7.9	79	4.15	25m S of #101
104	136.6	151.0	14.4	32.3	12.8	161	4.34	25m W of #103
105	135.3	149.7	14.5	19.2	3.0	17	3.58	25m W of #102
106	Faulted							25m S of #104
107	139.6	148.7	9.1	34.3	12.9	115	4.08	25m W of #105
108	140.2	147.7	7.5	24.0	26.8	414	4.61	25m W of #104
109	134.7	145.1	10.4	22.1	5.5	30	3.55	25m W 0f #108
110	140.1	152.1	12.0	24.0	17.5	202	4.14	25m W of #107
111	Faulted							25m W of #109
112	147.3	159.4	12.1	18.9	17.5	309	3.77	25m W of #110
113	Faulted							25m S of #109
114	129.3	147.2	17.9	33.9	4.0	10	4.23	25mN of #109
115	151.2	158.1	6.9	13.8	10.9	229	3.48	25mW of #112
116	130.0	161.3	31.3	31.8	9.4	73	4.27	25mN of #111
117	139.4	143.0	3.6	7.2	4.4	45	3.34	50mW of #116
118	141.8	156.4	14.6	28.8	22.6	152	4.24	50mN of #110
119	118.7	125.6	6.9	30.2	10.6	16	4.13	50mEof #99
120	137.4	154.5	17.1	25.3	3.7	12	3.59	50mEof #118
121	107.9	113.1	5.2	11.9	6.2	44	3.28	50mE of #119
122	Faulted							50mS of #121
123	142.6	153.4	10.8	8.6	2.4	11	2.98	50mN of #120
124	111.4	132.1	20.7	19.2	10.7	129	3.97	50mW of #122
125	Faulted							50mSof #124
126	142.3	150.4	8.0	15.3	8.2	67	3.40	50mW of #123
127	Faulted							50mW of #1125
128	139.0	145.0	6.0	6.0	0.5	4	2.84	50mN of #123
129	Faulted							50mS of #127
130	149.0	150.9	1.9	4.3	0.3	3	2.87	50mW of #115
131	115.4	118.6	3.2	5.1	0.5	5	2.89	50mWof #100
132	110.9	114.8	3.9	7.9	0.5	4	3.14	50m W of#131
133	149.2	153.1	3.8	8.1	6.2	48	3.25	50mN of #115
134	134.8	138.8	4.0	10.7	1.0	3	3.01	50mN of #100
135	138.8	142.9	4.1	6.5	3.0	20		50mN of #133
136	Barren							50m N of # 134
137	66.3	67.3	1.0	7.3	0.5	1		50mE of #121
138	141.8	146.0	4.2	6.9	6.7	56		50mW of #133

NB Following a review of the check assays carried out by OMAC it has been established that earlier silver assays for holes #101 to #121 were under reported. The revised silver grades, as reported above, have been used in the resource estimation.



CW South
128
135
126
123
134
133
118
120
100
131
132
130
115
112
110
107
105
102
99
119
121
117
116
114
101
124
122
111
109
108
104
103
113
106
127
125
129
R-Zone Drill Hole Location Map
Resource Mineralisation
Mineralised Hole
Barren Hole
Scale
0m
50m
100m